Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction
TTEC Services Corporation	Colorado, USA
TTEC Government Solutions, LLC	Colorado, USA
TTEC Digital, LLC	Colorado, USA
TTEC Healthcare Solutions, Inc.	Delaware, USA
TTEC@Home, LLC	Colorado, USA
TTEC Financial Services Management, LLC	Delaware, USA
Percepta, LLC	Delaware, USA
First Call Resolution, LLC	Colorado, USA
Serendebyte Inc.	Delaware, USA
TTEC Canada Solutions, Inc.	Canada
TTEC Europe B.V.	Netherlands
TTEC CX Solutions Mexico, S.A. de C.V.	Mexico
TTEC India Customer Solutions Private Limited	India
TTEC Brasil Servicos Ltda.	Brazil
TTEC Eastern Europe EAD	Bulgaria
TTEC International Pty Ltd	NSW, Australia
TeleTech Customer Care Management Philippines, Inc.	Philippines
TTEC Consulting (UK) Limited	United Kingdom
TTEC Customer Care Management (Ireland) Limited	Ireland
TeleTech Offshore Investments B.V. – Philippine Branch	Philippines